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                                                                      EXHIBIT 21




                                SUBSIDIARIES OF
                          UNIVERSAL FOODS CORPORATION



     Warner-Jenkinson Company, a New York corporation formerly known as H. Kohnstamm & Co., Inc. through which the Company conducts its food color business, has 5 foreign subsidiaries and one domestic subsidiary.

     Rogers Foods Inc., a California corporation formerly the Company's Dehydrated Division has three foreign subsidiaries.

     Universal Holdings Inc., a Nevada investment subsidiary which is the parent company of Rogers Foods Inc. and the Warner-Jenkinson Company.

     Universal Flavor Corporation, an Indiana corporation through which the Company now conducts its food flavor and bio-products businesses, has 1 domestic and 11 foreign subsidiaries.

     Universal Foods Corporation (Asia Pacific) PTE LTD., a Singapore corporation, has 5 foreign subsidiaries.